ONE WORLD PHARMA, INC.
3471 West Oquendo Road, Suite 301

Las Vegas NV 89118

October 4, 2019

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:	Donald Field
Justin Dobbie

Re:	One World Pharma, Inc.
Registration Statement on Form S-1, as amended
File No. 333-233735
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, One World Pharma, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m. on October 8, 2019, or as soon thereafter as practicable.

Please contact Zev M. Bomrind of Fox Rothschild LLP, counsel to the Company, at (212) 878-7951, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Craig Ellins
Craig Ellins
Chief Executive Officer